Semi-Annual Report

September 30, 2003



To our stockholders and friends

(Management Policies)

(1) Fundamental Policies

In a move that constituted the first step in the creation of the new JAL Group, Japan Airlines System Corporation was established on October 2, 2002 as the holding company for Japan Airlines Co., Ltd. and Japan Air System Co., Ltd.

In line with the corporate philosophy set out below, the JAL Group strives to contribute to prosperity in Japan and the world as a whole through its activities as a comprehensive air transportation group that bridges the gap between cultures and minds. In addition, the Group aims to maximize the benefits of the integration of the two companies. One goal is to rank among the world's leading air transportation groups by establishing a sound operating base with a good balance between international and domestic routes. The Group's fundamental policy further includes maximizing its corporate value for the benefit of all stakeholders.

Corporate Philosophy

1. The relentless pursuit of safety and quality
2. Thinking and acting from the standpoint of customers
3. Taking actions to maximize corporate value
4. Fulfilling obligations to society
5. Placing value on diligence and the willingness to take on new challenges

(2) Targeted Principal Management Indicators

To increase corporate value and bolster its financial position, the Group has positioned as key indicators the return on equity (ROE) and the payback period of interest-bearing debt as a multiple of operating cash flows. The goal is to raise ROE to at least 10% and the payback period to within ten years.

The operating environment in the first half under review was extremely harsh, affected by such factors as the Iraq war and the Severe Acute Respiratory Syndrome (SARS) epidemic, making it difficult to attain our targets. Nevertheless, by gaining efficiencies and earnings growth as a result of the business integration, we plan to achieve the goals of the three-year "JAL Group FY2003-05 Medium-Term Business Plan" fiscal 2005, as the plan's final year.



Isao Kaneko, *CEO and President.*

(Business Performance)

Overview of the First-Half Period

(1) Overall Consolidated Results

The operating environment remained very difficult during the first half, impacted by factors such as a slump in passenger numbers on international routes as a result of the Iraq situation and the outbreak of the SARS epidemic. This was countered by the implementation of Urgent Remedial Measures to improve the balance of revenue and expenditure, including the adjustment of supply capability to ensure demand was met flexibly, cuts in employment and executive salaries and other steps to reduce business expenses, and curbs on investment. In addition, costs were reduced by the steady implementation of the integration plan, including the amalgamation of sales offices in urban areas and at airports, and the integration and reorganization of Group companies in the travel and other fields.

On domestic routes, both routes and flight numbers were reorganized so as to maximize the benefits of the integration, thereby enhancing competitiveness and achieving a steady improvement in revenue. However, consolidated performance was hit by a steep decline on international routes during the half, with the result that operating revenues totaled ¥944.4 billion and there was an operating loss of ¥48.4 billion, and a net loss of ¥57.5 billion.

(2) Results of Operations by Segment
(prior to adjustment of intra-segment revenues and profits)

Changes in Method of Presenting Segment Information

From the current term onward, the method of presenting segment information has changed. Whereas previously "businesses related to flight operations," credit card and leasing business, and retailing and distribution business were combined together and presented as "Air Transport-Related Business," henceforth businesses related to flight operations is given the status of a separate operating company. For the purpose of formulating business strategies, businesses related to flight operations is presented separately by itself as "Airline-related Business."

In addition, hotel and resort operations, previously presented separately, have been scaled down, as the Company has switched to development based on operations on a commissioned basis. In consequence, henceforth they are to be presented as part of "Other Business" together with the credit card and leasing business, the retailing and distribution business, and other businesses.

Air Transportation Business Segment

On international routes, passenger traffic was strong on U.S. routes, but fell sharply on routes to Southeast Asia and elsewhere under the impact of the Iraq situation and of SARS. Demand fell by 34.3% in terms of revenue passengers carried, and by 28.6% in terms of revenue passenger-kilometers. To counter this, steps were taken to reduce costs by making adjustments to supply to match trends in customer demand. Also, various promotional campaigns were run to stimulate demand, such as the "Fly JAL! Across the Ocean!" marketing campaign. These steps have achieved some degree of recovery in demand, but in the first half revenues fell by 28.8% year-on-year, to ¥250.7 billion.

On domestic routes there was robust passenger demand, particularly among individual passengers. The factors behind this were the increased numbers of routes and flights that resulted from the integration, improvements to timetables, and the active implementation of measures to address the fare structure and sales methods. Revenue passengers carried increased by 2.7% year-on-year, and revenue passenger kilometers were up by 2.3%. As a result, revenues rose by 4.1% from the previous first half, to ¥343.8 billion.

Revenue from international cargo operations recorded a year-on-year decline of 5.6% in terms of revenue ton-kilometers. Among the causes of this were a reduction in cargo space as the number of passenger flights was cut due to the SARS outbreak, and a drop in demand on Pacific routes. In consequence, revenue fell by 4.4% from the previous year, to ¥75.5 billion.

The net result of these developments was that the aggregate volume of transportation of passengers and cargo on domestic and international routes declined by 14.6% year-on-year, operating revenues were down by 12.3%, to ¥751.5 billion, and there was an operating loss of ¥48.3 billion.

Airline-related Business Segment

In businesses related to flight operations there was a substantial reduction in the number of airline passengers on international routes as a result of SARS outbreak, leading to declines in the revenues of TFK Co., Ltd. and other subsidiaries engaged in the sale of in-flight meals. On the other hand, AGP Corporation achieved an increase in revenue from the operation of auxiliary power units for the supply of electric power to aircraft and the sale of electric-power equipment and parts and food-service carts. Revenues in this business segment totaled ¥119.6 billion, but was accompanied by an operating loss of ¥656 million.

Travel Services Business Segment

JALPAK Co., Ltd., which specializes in the planning and creation of overseas travel products, suffered a large fall in revenues, particularly in the direction of China and other parts of Asia. The principal cause was the decline in demand for overseas travel triggered by the SARS outbreak. In contrast, the revenue of JAL Tours Co., Ltd., whose specialty is the planning and creation of domestic travel products, was boosted by the switch of demand away from overseas travel. This resulted in healthy sales to destinations within the Japanese archipelago such as Hokkaido, the Tohoku region, and Okinawa. The travel planning and sales business segment posted revenues of ¥183.4 billion, and an operating loss of ¥1.9 billion.

Other Business Segment

At hotel operator JAL Hotels Company Ltd., hotels opened during the reporting period in Sapporo and Niigata generated favorable revenues, but hotels in the Osaka-Kyoto area and overseas fared less well, suffering falls in numbers of guests and consequently in revenues. At JALUX Inc., in the field of retailing and distribution business, mail-order and other sales were up, but in-flight goods, sales and duty-free sales suffered from SARS outbreak, causing a slight overall slippage in revenues. In the credit-card field, JALCard Inc. successfully deployed schemes to attract new JAL Card members, achieving a strong increase in the number of cardholders, and it expanded JAL ONLINE as a tool for the sale of domestic air tickets to companies. Factors such as these enabled the company to achieve substantial revenue growth. Overall, the operating revenues in this business segment totaled ¥120.8 billion, and operating income was ¥1.8 billion.

January 2004

Isao Kaneko
CEO and President

Consolidated Interim Balance Sheets (Unaudited)

Japan Airlines System Corporation and Consolidated Subsidiaries

	Millions of yen		Thousands of U.S. dollars (Note 2)
September 30,	2003	2002 (pro forma basis)	2003
ASSETS			
Current assets:			
Cash and time deposits (Note 3)	¥ 92,569	¥ 159,882	$ 833,954
Short-term investments in securities (Note 4)	580	14,645	5,225
Accounts receivable:			
Trade	218,216	213,614	1,965,909
Unconsolidated subsidiaries and affiliates	5,320	10,337	47,927
Allowance for doubtful accounts	(3,376)	(3,878)	(30,414)
Flight equipment spare parts and supplies, at cost	77,101	74,818	694,603
Deferred income taxes	13,046	14,663	117,531
Prepaid expenses and other	89,393	103,302	805,342
Total current assets	492,852	587,386	4,440,108
Investments and advances (Note 5):			
Unconsolidated subsidiaries and affiliates	40,487	41,157	364,747
Other (Note 4)	96,540	106,497	869,729
Total investments and advances	137,028	147,654	1,234,486
Property and equipment (Notes 5 and 7):			
Flight equipment	2,115,819	2,119,721	19,061,432
Ground property and equipment	822,098	804,100	7,406,288
	2,937,918	2,923,821	26,467,729
Accumulated depreciation	(1,644,466)	(1,598,177)	(14,815,009)
	1,293,452	1,325,644	11,652,720
Advances on aircraft purchases and other	66,764	38,511	601,477
Property and equipment, net	1,360,216	1,364,155	12,254,198
Long-term loans	16,696	25,909	150,414
Deferred income taxes	48,401	31,091	436,045
Other assets	67,678	53,883	609,711
	¥2,122,874	¥2,210,081	$19,124,990
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Short-term bank loans	¥ 17,279	¥ 40,255	$ 155,666
Current portion of long-term debt (Note 5)	144,930	294,419	1,305,675
Accounts payable:			
Trade	186,619	191,920	1,681,252
Unconsolidated subsidiaries and affiliates	7,032	9,256	63,351
Accrued expenses	51,711	63,264	465,864
Accrued income taxes	4,328	7,736	38,990
Deferred income taxes	45	30	405
Other	142,975	155,814	1,288,063
Total current liabilities	554,923	762,697	4,999,306
Long-term debt (Note 5)	1,160,912	961,204	10,458,666
Accrued pension and severance costs	152,806	133,653	1,376,630
Deferred income taxes	109	423	981
Other noncurrent liabilities	40,152	40,599	361,729
Minority interests	23,004	24,224	207,243
Commitments and contingent liabilities (Notes 7 and 8)			
Stockholders' equity (Note 6):			
Common stock:			
Authorized: 7,000,000,000 shares			
Issued: 1,980,465,250 shares in 2003	100,000	212,036	900,900
Capital surplus	138,270	35,190	1,245,675
(Accumulated deficit) retained earnings	(34,003)	48,320	(306,333)
Net unrealized gain (loss) on other securities, net of taxes (Note 4)	1,246	(179)	11,225
Translation adjustments	(7,764)	(7,578)	(69,945)
Common stock in treasury, at cost: 18,434,472 shares in 2003	(6,784)	(513)	(61,117)
Total stockholders' equity	190,964	287,277	1,720,396
	¥2,122,874	¥2,210,081	$19,124,990

In order to enhance comparability, supplemental unaudited pro forma interim financial statements for the period ended September 30, 2002 are presented above.
The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Operations (Unaudited)

Japan Airlines System Corporation and Consolidated Subsidiaries

Six months ended September 30,	Millions of yen 2003	Millions of yen 2002 (pro forma basis)	Thousands of U.S. dollars (Note 2) 2003
Operating revenues:			
Passenger:			
Domestic	¥343,895	¥ 330,224	$3,098,153
International	250,778	352,118	2,259,261
Cargo:			
Domestic	20,616	20,847	185,729
International	75,520	78,970	680,360
Incidental and other revenues	253,664	283,453	2,285,261
	944,476	1,065,615	8,508,792
Operating expenses (Note 7):			
Wages, salaries and benefits	254,823	239,929	2,295,702
Aircraft fuel	121,486	120,162	1,094,468
Aircraft maintenance	47,734	43,329	430,036
Aircraft rent	43,525	41,900	392,117
Landing fees and other rent	115,948	118,759	1,044,576
Purchased services	48,143	67,153	433,720
Depreciation and amortization	58,205	58,258	524,369
Commission	54,198	65,962	488,270
Incidental and other expenses	248,884	275,175	2,242,198
	992,951	1,030,631	8,945,504
Operating (loss) income	(48,475)	34,983	(436,711)
Non-operating income (expenses):			
Interest and dividend income	1,614	1,701	14,540
Interest expense (Note 7)	(14,816)	(17,801)	(133,477)
Exchange loss	(316)	(1,952)	(2,846)
Gain on sales of investments in securities	951	854	8,567
Flight equipment purchase incentives	15,575	29,319	140,315
Loss on sales and disposal of flight equipment	(7,702)	(7,218)	(69,387)
Loss on sales and disposal of ground property and equipment	(2,005)	(4,880)	(18,063)
Loss on investments in unconsolidated subsidiaries and affiliates	(6,723)	—	(60,567)
Equity in earnings of unconsolidated subsidiaries and affiliates	487	997	4,387
Other, net	2,434	3,961	21,927
	(10,501)	4,980	(94,603)
(Loss) income before income taxes and minority interests	(58,976)	39,964	(531,315)
Income taxes:			
Current	4,454	7,626	40,126
Deferred	(5,174)	(5,012)	(46,612)
	(719)	2,613	(6,477)
(Loss) income before minority interests	(58,257)	37,350	(524,837)
Minority interests	665	(243)	5,990
Net (loss) income	¥ (57,591)	¥ 37,107	$ (518,837)

In order to enhance comparability, supplemental unaudited pro forma interim financial statements for the period ended September 30, 2002 are presented above.
The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Stockholders' Equity (Unaudited)

Japan Airlines System Corporation and Consolidated Subsidiaries

Millions of yen

	Number of shares of common stock	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Net unrealized gain (loss) on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at March 31, 2003	1,980,465,250	¥100,000	¥147,175	¥ 23,481	¥ (780)	¥(7,451)	¥(8,168)	¥254,256
Net loss for the six months ended September 30, 2003	—	—	—	(57,591)	—	—	—	(57,591)
Cash dividends	—	—	(7,844)	—	—	—	—	(7,844)
Bonuses to directors and statutory auditors	—	—	—	(38)	—	—	—	(38)
Increase resulting from changes in scope of consolidation	—	—	—	144	—	—	—	144
Other	—	—	(1,060)	—	2,026	(312)	1,384	2,037
Balance at September 30, 2003	1,980,465,250	¥100,000	¥138,270	¥(34,003)	¥1,246	¥(7,764)	¥(6,784)	¥190,964

Thousands of U.S. dollars (Note 2)

	Number of shares of common stock	Common stock	Capital surplus	(Accumulated deficit) retained earnings	Net unrealized gain (loss) on other securities, net of taxes (Note 4)	Translation adjustments	Common stock in treasury	Total
Balance at March 31, 2003	1,980,465,250	$900,900	$1,325,900	$ 211,540	$ (7,027)	$(67,126)	$(73,585)	$2,290,594
Net loss for the six months ended September 30, 2003	—	—	—	(518,837)	—	—	—	(518,837)
Cash dividends	—	—	(70,666)	—	—	—	—	(70,666)
Bonuses to directors and statutory auditors	—	—	—	(342)	—	—	—	(342)
Increase resulting from changes in scope of consolidation	—	—	—	1,297	—	—	—	1,297
Other	—	—	(9,549)	—	18,252	(2,810)	12,468	18,351
Balance at September 30, 2003	1,980,465,250	$900,900	$1,245,675	$(306,333)	$11,225	$(69,945)	$(61,117)	$1,720,396

The accompanying notes are an integral part of these statements.

Consolidated Interim Statements of Cash Flows (Unaudited)

Japan Airlines System Corporation and Consolidated Subsidiaries

Six months ended September 30,	Millions of yen 2003	Millions of yen 2002 (pro forma basis)	Thousands of U.S. dollars (Note 2) 2003
Operating activities			
(Loss) income before income taxes and minority interests	¥(58,976)	¥ 39,964	$ (531,315)
Adjustments to reconcile (loss) income before income taxes and minority interests to net cash (used in) provided by operating activities:			
Depreciation and amortization	58,205	58,258	524,369
Gain and loss on sales of, and loss on revaluation of, short-term investments in securities and investments in securities, net	(932)	309	(8,396)
Gain and loss on sales and disposal of property and equipment, net	11,658	12,865	105,027
Net provision for accrued pension and severance costs	9,130	8,848	82,252
Interest and dividend income	(1,614)	(1,701)	(14,540)
Interest expense	14,816	17,801	133,477
Exchange loss	797	6	7,180
Equity in earnings of unconsolidated subsidiaries and affiliates	(487)	(997)	(4,387)
(Increase) decrease in accounts receivable	(19,488)	16,518	(175,567)
Decrease in flight equipment spare parts and supplies	1,072	632	9,657
(Decrease) increase in accounts payable	(10,413)	2,312	(93,810)
Other	9,268	(6,032)	83,495
Subtotal	13,037	148,786	117,450
Interest and dividends received	1,868	2,136	16,828
Interest paid	(13,538)	(17,164)	(121,963)
Income taxes paid	(7,165)	(3,548)	(64,549)
Net cash (used in) provided by operating activities	(5,797)	130,209	(52,225)
Investing activities			
Purchases of time deposits	(1,002)	(32)	(9,027)
Proceeds from maturity of time deposits	79	1,257	711
Purchases of property and equipment	(83,530)	(95,379)	(752,522)
Proceeds from sales of property and equipment	21,283	41,002	191,738
Purchases of investments in securities	(182)	(175)	(1,639)
Proceeds from sales and maturity of investments in securities	3,063	195	27,594
Proceeds from sales of consolidated subsidiaries resulting in change in scope of consolidation	65	683	585
Long-term loans receivable made	(1,571)	(1,795)	(14,153)
Collection of long-term loans receivable	6,097	31,363	54,927
Other	103	7,561	927
Net cash used in investing activities	(55,592)	(15,318)	(500,828)
Financing activities			
Decrease in short-term bank loans, net	(1,037)	(21,465)	(9,342)
Proceeds from long-term loans	148,882	11,349	1,341,279
Repayment of long-term loans	(79,824)	(93,215)	(719,135)
Redemption of bonds	(51,045)	(20,364)	(459,864)
Dividends paid to stockholders	(7,784)	(46)	(70,126)
Dividends paid to minority interests	(336)	(279)	(3,027)
Other	(1,593)	(1,323)	(14,351)
Net cash provided by (used in) financing activities	7,261	(125,344)	65,414
Effect of exchange rate changes on cash and cash equivalents	(904)	(771)	(8,144)
Net decrease in cash and cash equivalents	(55,032)	(11,224)	(495,783)
Cash and cash equivalents at beginning of period	146,318	181,651	1,318,180
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	—	(212)	—
Cash and cash equivalents at end of period	¥ 91,285	¥170,213	$ 822,387

In order to enhance comparability, supplemental unaudited pro forma interim financial statements for the period ended September 30, 2002 are presented above.
The accompanying notes are an integral part of these statements.

Notes to Consolidated Interim Financial Statements (Unaudited)

Japan Airlines System Corporation and Consolidated Subsidiaries
September 30, 2003

1. Summary of Significant Accounting Policies

a. Basis of presentation

Japan Airlines System Corporation (the "Company") and its consolidated domestic subsidiaries maintain their accounting records and prepare their interim financial statements in accordance with accounting principles and practices generally accepted and applied in Japan, and its consolidated foreign subsidiaries, in conformity with those of their countries of domicile.

The accompanying consolidated interim financial statements have been compiled from the consolidated semiannual financial statements filed with the Financial Services Agency as required by the Securities and Exchange Law of Japan. The information herein is presented in a summarized form with such disclosures and classifications as deemed necessary by management to provide the relevant translated information for the convenience of readers outside Japan. Accordingly, the accompanying consolidated interim financial statements are not intended to present the consolidated interim financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

The Company is a holding company established by Japan Airlines Company, Ltd. ("JAL") and Japan Air System Co., Ltd. ("JAS") by means of a transfer of shares in accordance with the Commercial Code of Japan on October 2, 2002. In order to enhance comparability, supplemental pro forma financial information for the six months ended September 30, 2002 has been presented. The pro forma financial information for the six months ended September 30, 2002, which is unaudited, is presented as the aggregate of the respective consolidated semiannual financial statements of JAL and JAS which are also unaudited, and reflects the reclassification of each companies' consolidated semiannual financial statements to conform them to the presentation in the consolidated interim financial statements for the six months ended September 30, 2003.

As permitted by the Securities and Exchange Law of Japan, amounts of less than one million yen have been omitted. As a result, the totals shown in the accompanying consolidated interim financial statements (both in yen and U.S. dollars) do not necessarily agree with the sum of the individual amounts.

The accounting policies stated hereafter are applicable only to the consolidated interim financial statements of the Company and its consolidated subsidiaries for the six months ended September 30, 2003 and are not necessarily applicable to the pro forma financial information for the six months ended September 30, 2002.

b. Principles of consolidation and accounting for investments in unconsolidated subsidiaries and affiliates

The consolidated interim financial statements include the accounts of the Company and all significant companies controlled directly or indirectly by the Company. Companies over which the Company exercises significant influence in terms of their operating and financial policies are included in the consolidated interim financial statements on an equity basis.

The balance sheet date of 26 of the consolidated subsidiaries is June 30. Any significant differences in intercompany accounts and transactions arising from intercompany transactions during the period from July 1 through September 30 are adjusted, if necessary.

The differences between the cost and the fair value of the net assets at the dates of acquisition of the consolidated subsidiaries and companies accounted for by the equity method are amortized by the straight-line method over a period of 5 years.

All significant intercompany accounts and transactions and unrealized gain or loss on intercompany accounts and transactions are eliminated.

c. Cash equivalents

Cash equivalents are defined as highly liquid, short-term investments with an original maturity of 3 months or less.

d. Securities

Securities, except for investments in unconsolidated subsidiaries and affiliates, are classified as trading securities, held-to-maturity securities or other securities. Trading securities are carried at fair value. Held-to-maturity securities are carried at amortized cost. Marketable securities classified as other securities are carried at fair value with any unrealized gains and losses reported as a separate component of stockholders' equity, net of taxes. Non-marketable securities classified as other securities are carried at cost. Cost of securities sold is determined principally by the moving average method.

e. Derivatives

Derivative positions are stated at fair value.

Gain or loss on derivatives designated as hedging instruments is deferred until the loss or gain on the underlying hedged item is recognized. Foreign receivables and payables are translated at the applicable forward foreign exchange rates if certain conditions are met. In addition, the related interest differential paid or received under interest-rate swaps used as hedging instruments is recognized over the terms of the swap agreements as an adjustment to the interest expense of the underlying hedged items if certain conditions are met.

f. Property and equipment

Property and equipment is stated at cost except as indicated in the following paragraph.

Under Japanese tax legislation, it is permitted to defer certain capital gains, principally those arising from insurance claims, by crediting them to the cost of replacement properties. Deferred capital gains amounted to ¥13,213 million ($119,036 thousand) at September 30, 2003 and ¥15,391 million on a pro forma basis at September 30, 2002.

Depreciation of property and equipment is computed as follows:

Flight equipment:

Aircraft and spare engines:

Boeing 747 (with the exception of Boeing 747-400)	—	principally the declining-balance method based on their estimated useful lives
Boeing 747-400	—	the straight-line method based on their estimated useful lives
Boeing 767	—	principally the straight-line method based on their estimated useful lives
Boeing 777	—	the straight-line method based on their estimated useful lives
Boeing 737	—	the straight-line method based on their estimated useful lives
Douglas DC-10	—	principally the declining-balance method based on their estimated useful lives
Douglas MD-11	—	the straight-line method based on their estimated useful lives
Douglas MD-90	—	the straight-line method based on their estimated useful lives
Douglas MD-87	—	the straight-line method based on their estimated useful lives
Douglas MD-81	—	the straight-line method based on their estimated useful lives
Airbus A300 (with the exception of Airbus A300-600)	—	the straight-line method based on their estimated useful lives
Airbus A300-600	—	the straight-line method based on their estimated useful lives

Spare parts contained in flight equipment:

— principally the declining-balance method based on each aircraft's or engine's estimated useful life

Ground property and equipment:
— principally the straight-line method based on the estimated useful lives of the respective assets

Intangible fixed assets:
Software — computer software intended for internal use is amortized by the straight-line method based on its estimated useful life

The estimated useful lives are as follows:
Flight equipment — over 8 to 27 years
Other property and equipment — over 2 to 65 years
Software — over 5 to 7 years

g. **Accrued pension and severance costs**
An employee whose employment is terminated is entitled, in most cases, to pension annuity payments or to a lump-sum severance payment determined by reference to the basic rate of pay, length of service and the conditions under which the termination occurs.
In addition to the lump-sum payment plan, certain significant domestic subsidiaries have established contributory funded defined benefit pension plans pursuant to the Welfare Pension Insurance Law of Japan to substitute for their non-contributory funded pension plans, whereas most other domestic subsidiaries have maintained non-contributory funded pension plans.
To provide for employees' severance indemnities, net periodic pension cost, which represents the amount recognized as the cost of a pension plan for a period, is accounted for based on the projected benefit obligation and the pension plan assets.
The unrecognized obligation at transition, which amounted to ¥224,952 million ($2,026,594 thousand) at April 1, 2000, is being amortized by the straight-line method principally over a period of 15 years.
The adjustment for actuarial assumptions is being amortized by the straight-line method over a period which is less than the average remaining years of service (principally 15 years) of the active participants in the plans. Amortization is computed from the financial year subsequent to the year in which the adjustment was recorded.
Past service cost is principally charged to income in the period when incurred. However, at certain subsidiaries, past service cost is being amortized by the straight-line method over a period which is less than the average remaining years of service of the active participants in the plans.

h. **Foreign currency accounts**
Foreign currency receivables and payables are translated into yen at the applicable exchange rates in effect at the end of the period and translation gain or loss is included in current earnings. Translation adjustments arising from the translation of assets, liabilities, revenues and expenses of the consolidated subsidiaries and affiliates accounted for by the equity method into yen at the applicable exchange rates at the end of the period are presented as minority interests and as a separate component of stockholders' equity.

i. **Revenue recognition**
Passenger and cargo revenue are recognized when the transportation services are rendered.

j. **Leases**
As lessee
The Company and certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as capital leases. At the consolidated domestic subsidiaries, capital leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.
As lessor
Certain consolidated subsidiaries lease certain equipment under noncancelable lease agreements referred to as direct financing leases. Direct financing leases, defined as leases which do not transfer the ownership of the leased property to the lessee, are principally accounted for as operating leases.

k. **Income taxes**
Effective the year ending March 31, 2004, the Company and certain domestic subsidiaries have adopted the Japanese consolidated corporate tax return system.
For the year ended March 31, 2003, the Japanese consolidated corporate tax return system went into effect, and the applications to file tax returns under the Japanese consolidated corporate tax return system of the Company and certain domestic subsidiaries were approved by the Japanese tax authorities. The new tax return system allows companies to base tax payments on the combined profit or loss of a parent company and its wholly owned domestic subsidiaries.

l. **Appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit**
Under the Commercial Code of Japan, the appropriation of capital surplus and/or retained earnings and disposition of accumulated deficit with respect to a given financial period is made by resolution of the stockholders at a general meeting held subsequent to the close of the financial period and the accounts for that period do not, therefore, reflect such appropriations and disposition.

2. U.S. Dollar Amounts

Amounts in U.S. dollars are included solely for the convenience of the reader. The rate of ¥111 = U.S.$1.00, the approximate exchange rate prevailing on September 30, 2003, has been used. The inclusion of such amounts is not intended to imply that yen have been or could be readily converted, realized or settled in U.S. dollars at that or any other rate.

3. Cash and Cash Equivalents

The components of cash and cash equivalents at September 30, 2003 and, on a pro forma basis, at September 30, 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2003	2002 (pro forma basis)	2003
Cash and time deposits	¥92,569	¥159,882	$833,954
Time deposits with a maturity of more than three months	(1,286)	(773)	(11,585)
Short-term investments in securities with a maturity of three months or less	2	13,841	18
Credit balances of current accounts included in short-term bank loans	—	(2,736)	—
	¥91,285	¥170,213	$822,387

4. Fair Value of Securities

No trading securities or held-to-maturity securities were held at September 30, 2003 or, on a pro forma basis, at September 30, 2002. Securities classified as other securities are included in "short-term investments in securities" and "investments and advances – other" in the accompanying consolidated interim balance sheets.
The components of unrealized gain or loss on marketable securities classified as other securities at September 30, 2003 and, on a pro forma basis, at September 30, 2002 are summarized as follows:

			Millions of yen
September 30, 2003	Acquisition costs	Carrying value	Net unrealized gain
Stocks	¥13,558	¥15,964	¥2,405
Bonds	139	141	1
Other	1,092	1,103	11
	¥14,790	¥17,209	¥2,419

		Thousands of U.S. dollars	
September 30, 2003	Acquisition costs	Carrying value	Net unrealized gain
Stocks	$122,144	$143,819	$21,666
Bonds	1,252	1,270	9
Other	9,837	9,936	99
	$133,243	$155,036	$21,792

September 30, 2002 (pro forma basis)	Acquisition costs	Carrying value	Net unrealized gain (loss)
			Millions of yen
Stocks	¥22,111	¥22,151	¥ 39
Bonds	7,236	7,176	(60)
Other	1,347	1,345	(1)
	¥30,695	¥30,673	¥(22)

Non-marketable securities classified as other securities amounted to ¥27,437 million ($247,180 thousand) at September 30, 2003 and ¥35,194 million on a pro forma basis at September 30, 2002.

5. Pledged Assets

Assets pledged as collateral at September 30, 2003 and, on a pro forma basis, at September 30, 2002 were as follows:

September 30,	Millions of yen 2003	Millions of yen 2002 (pro forma basis)	Thousands of U.S. dollars 2003
Flight equipment, net of accumulated depreciation	¥577,160	¥564,863	$5,199,639
Investments in affiliates and other securities	32,147	21,954	289,612
Ground property and equipment, net of accumulated depreciation, and other	255,060	231,291	2,297,837
	¥864,368	¥818,109	$7,787,099

6. Stockholders' Equity

The Commercial Code of Japan (the "Code") provides that an amount equal to at least 10% of the amounts to be disbursed as distributions of earnings be appropriated to the legal reserve until the sum of the reserve and the additional paid-in capital account, which is included in capital surplus in the consolidated balance sheets, equals 25% of the common stock account. The Code provides that neither additional paid-in capital nor the legal reserve is available for dividends, but both may be used to reduce or eliminate a deficit by resolution of the shareholders or may be transferred to common stock upon approval of the Board of Directors. Accordingly, the Code provides that if the total amount of additional paid-in capital and the legal reserve exceeds 25% of the amount of common stock, the excess may be distributed to the shareholders either as a return of capital or as dividends subject to the approval of the shareholders. The Company's shares of common stock have no par value in accordance with the Code.

7. Leases

As lessee

The following pro forma amounts represent the acquisition costs, accumulated depreciation and net book value of the leased property at September 30, 2003 and, on a pro forma basis, at September 30, 2002, and the related depreciation and interest expense for the six-month periods ended September 30, 2003 and, on a pro forma basis, September 30, 2002, which would have been reflected in the consolidated interim balance sheets and the related consolidated interim statements of operations if capital lease accounting had been applied to the capital leases currently accounted for as operating leases:

September 30, 2003	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥497,057	¥29,717	¥526,774
Less accumulated depreciation	(232,093)	(12,831)	(244,924)
Net book value	¥264,964	¥16,886	¥281,850

September 30, 2003	Flight equipment	Ground property and equipment	Total
			Thousands of U.S. dollars
Acquisition costs	$4,477,990	$267,720	$4,745,711
Less accumulated depreciation	(2,090,927)	(115,594)	(2,206,522)
Net book value	$2,387,063	$152,126	$2,539,189

September 30, 2002 (pro forma basis)	Flight equipment	Ground property and equipment	Total
			Millions of yen
Acquisition costs	¥464,711	¥23,470	¥488,181
Less accumulated depreciation	(229,523)	(12,028)	(241,551)
Net book value	¥235,187	¥11,442	¥246,630

Six months ended September 30,	Millions of yen 2003	Millions of yen 2002 (pro forma basis)	Thousands of U.S. dollars 2003
Depreciation expense	¥23,882	¥23,536	$215,153
Interest expense	¥ 2,537	¥ 2,993	$ 22,855

Lease expenses relating to capital leases accounted for as operating leases amounted to ¥27,488 million ($247,639 thousand) and ¥27,892 million for the six-months ended September 30, 2003 and, on a pro forma basis, September 30, 2002, respectively.

The present value of future rental expenses under capital leases accounted for as operating leases outstanding at September 30, 2003 and, on a pro forma basis, at September 30, 2002 was as follows:

September 30,	Millions of yen 2003	Millions of yen 2002 (pro forma basis)	Thousands of U.S. dollars 2003
Within 1 year	¥ 47,454	¥ 47,284	$ 427,513
Over 1 year	243,453	211,179	2,193,270
	¥290,907	¥258,463	$2,620,783

Future rental expenses under operating leases outstanding at September 30, 2003 and, on a pro forma basis, at September 30, 2002 were as follows:

September 30,	Millions of yen 2003	Millions of yen 2002 (pro forma basis)	Thousands of U.S. dollars 2003
Within 1 year	¥ 21,555	¥ 21,282	$ 194,189
Over 1 year	131,091	123,630	1,181,000
	¥152,647	¥144,913	$1,375,198

As lessor

The following amounts represent the acquisition costs, accumulated depreciation and net book value of leased property at September 30, 2003 and, on a pro forma basis, at September 30, 2002, and the related depreciation expense and interest revenue for the six-month periods ended September 30, 2003 and, on a pro forma basis, September 30, 2002, which are reflected in the consolidated interim balance sheets and the related consolidated interim statements of operations or in the pro forma information:

September 30, 2003	Flight equipment	Ground property and equipment	Total
	Millions of yen		
Acquisition costs	¥347	¥2,679	¥3,027
Less accumulated depreciation	(307)	(1,685)	(1,992)
Net book value	¥ 40	¥ 994	¥1,035

September 30, 2003	Flight equipment	Ground property and equipment	Total
	Thousands of U.S. dollars		
Acquisition costs	$3,126	$24,135	$27,270
Less accumulated depreciation	(2,765)	(15,180)	(17,945)
Net book value	$ 360	$ 8,954	$ 9,324

September 30, 2002 (pro forma basis)	Flight equipment	Ground property and equipment	Total
	Millions of yen		
Acquisition costs	¥348	¥2,725	¥3,073
Less accumulated depreciation	(272)	(2,027)	(2,299)
Net book value	¥ 75	¥ 698	¥ 773

	Millions of yen		Thousands of U.S. dollars
Six months ended September 30,	2003	2002 (pro forma basis)	2003
Depreciation expense	¥260	¥251	$2,342
Interest revenue	¥ 27	¥ 24	$ 243

Lease revenues relating to direct financing leases accounted for as operating leases amounted to ¥306 million ($2,756 thousand) and ¥337 million for the six-month periods ended September 30, 2003 and, on a pro forma basis, September 30, 2002, respectively.
The present value of future rental revenues under direct financing leases accounted for as operating leases outstanding at September 30, 2003 and, on a pro forma basis, at September 30, 2002 was as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2003	2002 (pro forma basis)	2003
Within 1 year	¥ 482	¥361	$4,342
Over 1 year	597	477	5,378
	¥1,080	¥838	$9,729

Future rental revenues under operating leases outstanding at September 30, 2003 and, on a pro forma basis, at September 30, 2002 were as follows:

	Millions of yen		Thousands of U.S. dollars
September 30,	2003	2002 (pro forma basis)	2003
Within 1 year	¥15	¥48	$135
Over 1 year	23	—	207
	¥39	¥48	$351

8. Commitments and Contingent Liabilities

At September 30, 2003, contingent liabilities for guarantees, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥17,115 million ($154,189 thousand), and contingent liabilities for commitments to guarantees, keep-well agreements and others, principally for unconsolidated subsidiaries, affiliates and employees, amounted to ¥2,816 million ($25,369 thousand).

In addition, at September 30, 2003 a consolidated subsidiary was liable under debt assumption agreements for the in-substance defeasance of certain bonds payable in the aggregate amount of ¥15,000 million ($135,135 thousand).
A consolidated subsidiary provides a commitment line facility as a part of its financing activities. The amounts of the facility provided, used and unused at September 30, 2003 were ¥830 million ($7,477 thousand), ¥106 million ($954 thousand) and ¥723 million ($6,513 thousand), respectively.

9. Amounts Per Share

Net loss per share has been computed based on the weighted average number of shares of common stock outstanding during the period. Diluted net income per share is generally computed by adjusting the number of outstanding shares, assuming conversion of all potentially dilutive securities. However, diluted net income per share has not been presented for the six months ended September 30, 2003 since neither the Company nor any of the consolidated subsidiaries had any potentially dilutive securities at September 30, 2003.

Six months ended September 30, 2003	Yen	U.S. dollars
Net loss per share of common stock	¥29.36	$0.264

The following table sets forth the computation of net loss per share of common stock for the six months ended September 30, 2003:

Six months ended September 30, 2003	Millions of yen	Thousands of U.S. dollars
Net loss available to shareholders of common stock (numerator):		
Net loss	¥57,591	$518,837
Less: appropriation of bonuses to directors and statutory auditors	—	—
	¥57,591	$518,837
Weighted average number of shares of common stock outstanding (denominator)	1,961,632,126	1,961,632,126

Net assets per share have been computed based on the number of shares of common stock outstanding at the balance sheet date.

September 30, 2003	Yen	U.S. dollars
Net assets per share	¥97.33	$0.876

10. Segment Information

a. Business segment information

The Company and its consolidated subsidiaries conduct worldwide operations in air transportation, travel services, hotel and resort operations, credit card and leasing operations, trading and other airline-related business. This segmentation has been made for internal management purposes. Businesses other than the air transportation business, airline-related business and travel services are insignificant to the consolidated results of operations of the Company and consolidated subsidiaries and, accordingly, have been included in "Other."
Effective the six-month period ended September 30, 2003, the Company has revised its method of segmentation. The airline-related business, which had been included in "Other" until the year ended March 31, 2003, has been presented as a new segment since, under the Company's current business strategies, it is a separate function of the air transportation business. In addition, the hotel and resort operations business, which had been presented as a separate segment until the year ended March 31, 2003, has been included in "Other" for the six-month period ended September 30, 2003 since its size has decreased following a change in basic business strategy under which it now operates its businesses under a system of administration contracts.
Business segment information of the Company and consolidated subsidiaries for the six-month periods ended September 30, 2003 and, on a pro forma basis, September 30, 2002 is summarized as follows:

Six months ended September 30, 2003	Air transportation	Airline-related business	Travel services	Other	Total	Intercompany eliminations	Consolidated
	Millions of yen						
Sales to outside parties	¥670,478	¥ 38,816	¥161,334	¥ 73,846	¥ 944,476	¥ —	¥944,476
Inter-group sales and transfers	81,038	80,796	22,091	46,990	230,917	(230,917)	—
Total	751,517	119,612	183,426	120,836	1,175,393	(230,917)	944,476
Operating expenses	799,859	120,269	185,389	118,947	1,224,464	(231,513)	992,951
Operating (loss) income	¥(48,341)	¥ (656)	¥ (1,962)	¥ 1,889	¥ (49,071)	¥ 595	¥(48,475)

Six months ended September 30, 2003	Air transportation	Airline-related business	Travel services	Other	Total	Intercompany eliminations	Consolidated
	Thousands of U.S. dollars						
Sales to outside parties	$6,040,342	$ 349,693	$1,453,459	$ 665,279	$ 8,508,792	$ —	$8,508,792
Inter-group sales and transfers	730,072	727,891	199,018	423,333	2,080,333	(2,080,333)	—
Total	6,770,423	1,077,585	1,652,486	1,088,612	10,589,126	(2,080,333)	8,508,792
Operating expenses	7,205,936	1,083,504	1,670,171	1,071,594	11,031,207	(2,085,702)	8,945,504
Operating (loss) income	$ (435,504)	$ (5,909)	$ (17,675)	$ 17,018	$ (442,081)	$ 5,360	$ (436,711)

Six months ended September 30, 2002 (pro forma basis)	Air transportation	Airline-related business	Travel services	Other	Total	Intercompany eliminations	Consolidated
	Millions of yen						
Sales to outside parties	¥764,939	¥ 35,160	¥191,787	¥ 73,727	¥1,065,615	¥ —	¥1,065,615
Inter-group sales and transfers	91,980	73,252	19,565	51,213	236,013	(236,013)	—
Total	856,920	108,413	211,353	124,941	1,301,628	(236,013)	1,065,615
Operating expenses	827,614	128,744	209,533	100,530	1,266,423	(235,791)	1,030,631
Operating income (loss)	¥ 29,306	¥(20,331)	¥ 1,819	¥ 24,410	¥ 35,205	¥ (221)	¥ 34,983

b. Operating revenues from overseas operations

Operating revenues from overseas operations, which include international passenger and cargo services of four domestic subsidiaries, export sales of domestic subsidiaries, and sales of subsidiaries outside Japan for the six-month periods ended September 30, 2003 and, on a pro forma basis, September 30, 2002 are summarized as follows:

Six months ended September 30, 2003	Asia and Oceania	North and South America	Europe	Total
	Millions of yen			
Operating revenues from overseas operations	¥153,325	¥147,144	¥88,997	¥389,467
Consolidated operating revenues				¥944,476
Operating revenues from overseas operations as a percentage of consolidated operating revenues	16.2%	15.6%	9.4%	41.2%

Six months ended September 30, 2003	Asia and Oceania	North and South America	Europe	Total
	Thousands of U.S. dollars			
Operating revenues from overseas operations	$1,381,306	$1,325,621	$801,774	$3,508,711
Consolidated operating revenues				$8,508,792
Operating revenues from overseas operations as a percentage of consolidated operating revenues	16.2%	15.6%	9.4%	41.2%

Six months ended September 30, 2002 (pro forma basis)	Asia and Oceania	North and South America	Europe	Total
	Millions of yen			
Operating revenues from overseas operations	¥213,798	¥155,148	¥106,483	¥ 475,431
Consolidated operating revenues				¥1,065,615
Operating revenues from overseas operations as a percentage of consolidated operating revenues	20.0%	14.6%	10.0%	44.6%

c. Geographic information

For the six months ended September 30, 2003, operating revenues from operations in Japan represented more than 90% of consolidated operating revenues. As a result, geographic information is not required to be disclosed in accordance with accounting principles generally accepted in Japan.

11. Derivatives and Hedging Activities

Certain consolidated subsidiaries have utilized forward foreign exchange contracts, currency options, and currency swaps to hedge certain foreign currency transactions related to foreign purchase commitments, principally for flight equipment, and foreign accounts receivable and payable, on a consistent basis. The Company and its consolidated subsidiaries have also utilized currency swaps, interest-rate swaps and interest-rate options to minimize the impact of foreign exchange and interest-rate movements related to their outstanding debt on their operating results. Certain consolidated subsidiaries have also entered into a variety of swaps and options in their management of risk exposure related to the commodity prices of fuel. The Company and certain significant consolidated subsidiaries enter into these hedging transactions in accordance with the internal guidelines and strategies established by management. The routine operations of the department which is responsible for hedging transactions have been examined by other departments. Gain and loss on hedging instruments and the assessment of hedge effectiveness, which is performed both at the inception and on an ongoing basis, are reported at meetings of the related department managers on a timely basis. Certain other consolidated subsidiaries have adopted procedures for hedging transactions which are more simplified than those adopted by the Company.

Report of Independent Auditors

The Board of Directors
Japan Airlines System Corporation

Pursuant to Article 193-2 of the Securities and Exchange Law of Japan, we have performed semiannual audit procedures on the accompanying consolidated interim balance sheet of Japan Airlines System Corporation and consolidated subsidiaries as of September 30, 2003, and the related consolidated interim statements of operations, shareholders' equity, and cash flows for the six-month period then ended, all expressed in yen. These consolidated interim financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion independently on these consolidated interim financial statements based on our semiannual audit procedures.

We conducted our semiannual audit procedures in accordance with semiannual auditing standards, procedures and practices generally accepted and applied in Japan. Those standards, procedures and practices require that we plan and perform the semiannual audit procedures to obtain reasonable assurance about whether the consolidated interim financial statements taken as a whole are free of material misstatement with respect to the presentation of useful accounting information which may result in misinterpretation by investors. Semiannual audit procedures consist primarily of analytical review procedures and additional audit procedures as deemed necessary. We believe that our semiannual audit procedures provide a reasonable basis for our opinion.

In our opinion, the consolidated interim financial statements referred to above present useful accounting information regarding the consolidated interim financial position of Japan Airlines System Corporation and consolidated subsidiaries at September 30, 2003, and the consolidated results of their operations and their cash flows for the six-month period then ended in conformity with accounting principles and practices applicable to semiannual consolidated financial statements generally accepted in Japan.

As described in Note 10 to the consolidated interim financial statements, effective the six-month period ended September 30, 2003, Japan Airlines System Corporation has revised its method of segmentation.

The U.S. dollar amounts in the accompanying consolidated interim financial statements with respect to the six-month period ended September 30, 2003 are presented solely for convenience. Our semiannual audit procedures also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 2 to the consolidated interim financial statements.

Shin Nihon & Co

December 15, 2003

See Note 1 to the consolidated interim financial statements which explains the basis of presentation of the consolidated interim financial statements of Japan Airlines System Corporation and consolidated subsidiaries under Japanese accounting principles and practices.

As described in Note 1 to the consolidated interim financial statements, unaudited pro forma financial information for six months ended September 30, 2002 has been presented solely for convenience and is outside the scope of our semiannul audit.

Operating Statistics (Consolidated)

Six months ended September 30, 2003 and 2002

		2003	2002	Change (%)
Revenue Passengers Carried:	Domestic	24,298,624	23,658,880	102.7
(No. of Persons)	International	4,950,407	7,530,426	65.7
	Total	**29,249,031**	**31,189,306**	**93.8**
Revenue Passenger-Km:	Domestic	18,096,328	17,685,095	102.3
(1,000 Passenger-Km)	International	25,971,547	36,373,327	71.4
	Total	**44,067,875**	**54,058,422**	**81.5**
Available Seat-Km:	Domestic	27,481,614	26,806,849	102.5
(1,000 Seat-Km)	International	42,593,329	50,353,957	84.6
	Total	**70,074,943**	**77,160,806**	**90.8**
Revenue Passenger-Load Factor	Domestic	65.8	66.0	-0.2
(%; percentage point)	International	61.0	72.2	-11.2
	Total	**62.9**	**70.1**	**-7.2**
Revenue Freight Ton-Km Performed:	Domestic	182,143	188,983	96.4
(1,000 Ton-Km)	International	2,057,979	2,184,568	94.2
	Total	**2,240,122**	**2,373,551**	**94.4**
Mail Ton-Km:	Domestic	35,135	36,390	96.6
(1,000 Ton-Km)	International	74,976	75,466	99.4
	Total	**110,111**	**111,856**	**98.4**
Revenue Ton-Km Performed:	Domestic	1,573,914	1,553,360	101.3
(1,000 Ton-Km)	International	4,550,321	5,619,802	81.0
	Total	**6,124,235**	**7,173,162**	**85.4**
Available Ton-Km:	Domestic	3,233,356	3,151,816	102.6
(1,000 Ton-Km)	International	7,309,834	8,286,945	88.2
	Total	**10,543,190**	**11,438,761**	**92.2**
Revenue Weight-Load Factor:	Domestic	48.7	49.3	-0.6
(%; percentage point)	International	62.2	67.8	-5.6
	Total	**58.1**	**62.7**	**-4.6**

Notes: 1. Here, "International" means the international flights of JAPAN AIRLINES CO., LTD. and JAPAN AIR SYSTEM CO., LTD. and all flights of JAPAN ASIA AIRWAYS CO., LTD. and JALWAYS CO., LTD., while "Domestic" means the domestic flights of JAPAN AIRLINES CO., LTD. and JAPAN AIR SYSTEM CO., LTD. and all flights of JAPAN TRANS OCEAN AIR CO., LTD., JAL EXPRESS CO., LTD. JAPAN AIR COMMUTER CO., LTD., HOKKAIDO AIR SYSTEM CO., LTD. and J-AIR CO., LTD.

2. Figures except ratios above are rounded down: ratios are rounded off.

JAL Group Highlights

April	• Frequent Flyer programs of JAL and JAS integrated • JAL & JAS flight number on every domestic routes unified • Major cuts made in number of flights to cope with sharp downturn in demand due to the Iraq war and SARS from April to August
June	• First Regular General Meeting of Shareholders of Japan Airlines System held • Japan Airline operated 8 chartered flights between Narita and Anchorage during the summer of 2003
July	• Number of destination points increased and new service commenced for the J-SPEED express cargo transport service offered by JALCARGO (JAL's cargo operation arm) • The JAL Group increased flights on 5 routes from Haneda Airport — including to Naha and Asahikawa — taking advantage of the increased number of slots • The WHO announces SARS has subsided on a worldwide scale
September	• Chinese government lifts visa requirement for Japanese tourists staying in China for no more than 15 days • The number of members of JAL Mileage Bank, a frequent flyer program operated by the JAL Group, tops 15 million • The JAL Group gives up its rights to the 12th takeoff and landing slot at Haneda Airport, in line with the conditions imposed by the Fair Trade Commission on the integration between Japan Air Lines Company, Ltd. and Japan Air System Co., Ltd.
October	• With effect from October 1, JAL reorganized and integrated travel service subsidiaries at 5 airports (Chitose, Sendai, Haneda, Itami, Fukuoka) and seat-ticket booking companies in 4 marketing areas (Sapporo, Tokyo, Osaka, and Fukuoka) • JAL suspends flights between Sapporo, Sendai and Niigata and Honolulu, and reduces flights on the Narita-Hong Kong route from 28 per week to 21
November	• JALCARGO increases cargo flights on Tokyo-Shanghai route by one flight per week
December	• JALPAK, the JAL Group's travel agency arm, established China's first wholly foreign-owned travel company

JAL Group Fleet

(As of September 30, 2003)

Type of Aircraft	Number
Boeing747-400	36 [6]
Boeing747LR	20 [5]
Boeing747SR	3 [0]
Boeing747F	7 [3]
Boeing777	10 [13]
MD-11	3 [1]
DC-10	12 [0]
Airbus300-600R	12 [10]
Airbus300	8 [3]
Boeing767	17 [14]
MD-90	13 [3]
MD-81	8 [10]
MD-87	6 [2]
Boeing737	10 [13]
CRJ200	0 [6]
YS-11	9 [0]
DHC-8-Q400	0 [2]
SAAB340B	7 [7]
JS31	0 [0]
TOTAL	181 [98]

Note: The numbers refer to JAL Group-owned aircraft.
The bracketed numbers refer to aircraft on lease.

Japan Airlines System Corporation
(Japan Airlines Group Holding Company)
2-4-11, Higashi-Shinagawa Shinagawa-ku, Tokyo 140-8605, Japan

Investor Information

(As of September 30, 2003)

Date of Foundation:
October 2, 2002

Head Office:
JAL Bldg. 2-4-11, Higashi-Shinagawa Shinagawa-ku, Tokyo 140-8605, Japan
Phone: +81-3-5769-6097 Fax: +81-3-5769-6492
URL: http://www.jal.jp/

Paid-in Capital:
¥100,000,000,000

Number of Shares:
Authorized: 7,000,000,000 shares
Issued: 1,980,465,250 shares

Floating Stock:
35.64%

Number of Shareholders:
274,422 including 429 non-Japanese

Stock Listings:
Tokyo, Osaka, and Nagoya stock exchanges;
Depositary receipts traded through the OTC (U.S.A.)

Fiscal Year-End:
March 31

General Meeting of Stockholders:
June

Stock Transfer Agent:
UFJ Trust Bank, Limited
Share Handling Office: 10-11, Higashi-Suna 7-chome, Koto-ku, Tokyo 137-8081, Japan

Newspaper for Public Notice:
Nihon Keizai Shimbun

Auditor:
Shin Nihon & Co.

Printed in Japan